EXHIBIT 21

SUBSIDIARIES OF SOTHEBY’S

As of December 31, 2010, the significant subsidiaries of Sotheby’s, which are wholly owned except where indicated, are as follows:

Entity Name	Jurisdiction of Incorporation
1334 York, LLC	Delaware
Fine Art Insurance Ltd.	Bermuda
Oatshare Ltd.	United Kingdom
Sotheby’s	United Kingdom
Sotheby’s A.G.	Switzerland
Sotheby’s Amsterdam BV	Netherlands
Sotheby’s Asia Cooperatief	Netherlands
Sotheby’s Asia Ltd.	Bermuda
Sotheby’s Asia, Inc.	Michigan
Sotheby’s Financial Services, Inc.	Nevada
Sotheby’s Fine Art Holdings, Inc.	Delaware
Sotheby’s France S.A.S.	France
Sotheby’s Global Trading, GmbH	Switzerland
Sotheby’s Hong Kong, Ltd.	Hong Kong
Sotheby’s Italia S.r.L.	Italy
Sotheby’s Nederland B.V.	Netherlands
Sotheby’s, Inc.	Delaware
SPTC Delaware LLC	Delaware
SPTC, Inc.	Nevada

          Other than the subsidiaries listed above, the Registrant has 22 directly and indirectly controlled domestic subsidiaries and 28 directly and indirectly controlled foreign subsidiaries.